UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Results of Extraordinary General Meeting of Shareholders

of Kookmin Bank

On January 27, 2011, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”), held an extraordinary general meeting of shareholders and both of the agenda items listed below were approved and ratified as originally proposed.

Agenda:

1) Approval of the planned spin-off of Kookmin Bank’s credit card business

2) Amendment of the Articles of Incorporation of Kookmin Bank

* The first agenda item above is a vote on the planned spin-off of Kookmin Bank’s credit card business, which was approved by the board of directors of Kookmin Bank on September 28, 2010.

Related disclosure: Report on Form 6-K submitted by KB Financial Group on September 28, 2010, entitled “Planned Spin-off of Kookmin Bank’s Credit Card Business” (the “Related Disclosure”).

On January 27, 2011, KB Financial Group disclosed certain changes to the information included in the Related Disclosure. The key changes include the following:

•	Name of the new company following the planned spin-off: KB Kookmin Card Co., Ltd. (previously “KB Card Co., Ltd.”)

•	Expected date of registration of spin-off: March 2, 2011 (previously March 3, 2011)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: January 27, 2011	By: /s/ Wang-Ky Kim
(Signature)

	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO